SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 26 March, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

26 March 2021

bp announces non-executive director retirement

In accordance with the requirements of listing rule 9.6.11(2), BP plc ("bp") today announces that, as referred to in the notice of its Annual General Meeting to be published today, Professor Dame Ann Dowling will retire as non-executive director of bp at the conclusion of bp's Annual General Meeting on 12 May 2021. Dame Ann's retirement will be in addition to the previously announced retirement at the same time of Brendan Nelson.

Helge Lund, chairman of bp, said: "Ann has made an enormous contribution to bp and its board over the past nine years. Her commitment, expertise, rigour and - above all - her passion for engineering have been inspirational, both for the board and for the company as a whole. On behalf of the board, I thank Ann for her service. We have benefitted greatly from her counsel."

Further information:

bp press office London, bppress@bp.com, +44 (0)7831 095541

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 March 2021
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary